Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business December 31, 2018, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$ 22,427
Interest-bearing balances		149,483
Securities:
Held-to-maturity securities		144,679
Available-for-sale securities		255,037
Equity Securities with readily determinable fair value not held for trading		79

Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		114
Securities purchased under agreements to resell		41,906
Loans and lease financing receivables:
Loans and leases held for sale		7,833
Loans and leases, net of unearned income	923,885
LESS: Allowance for loan and lease losses	9,504
Loans and leases, net of unearned income and allowance		914,381
Trading Assets		40,722
Premises and fixed assets (including capitalized leases)		7,982
Other real estate owned		457
Investments in unconsolidated subsidiaries and associated companies		12,863
Direct and indirect investments in real estate ventures		229
Intangible assets		39,280
Other assets		51,879

Total assets		$1,689,351

LIABILITIES
Deposits:
In domestic offices		$1,282,404
Noninterest-bearing	399,731
Interest-bearing	882,673
In foreign offices, Edge and Agreement subsidiaries, and IBFs		59,567
Noninterest-bearing	1,084
Interest-bearing	58,483
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		6,516
Securities sold under agreements to repurchase		5,959

Dollar Amounts In Millions
Trading liabilities	11,537
Other borrowed money
(includes mortgage indebtedness and obligations under capitalized leases)	115,522
Subordinated notes and debentures	11,751
Other liabilities	30,852

Total liabilities	$1,524,108

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	114,541
Retained earnings	53,527
Accumulated other comprehensive income	-3,686
Other equity capital components	0

Total bank equity capital	164,901
Noncontrolling (minority) interests in consolidated subsidiaries	342

Total equity capital	165,243

Total liabilities, and equity capital	$1,689,351

I, John R. Shrewsberry, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

John R. Shrewsberry

Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate

Federal regulatory authority and is true and correct.

                    Directors

James Quigley

Theodore F. Craver, Jr.

Karen B. Peetz